Exhibit 99.1

PERDIGÃO: THIRD QUARTER INDICATES
TENDENCY TOWARDS  RECOVERY IN GROWTH

Company makes further advances in the implementation of its sustainability and business diversification

Perdigão’s third quarter 2006 results reflect a tendency towards recovery in relation to the second quarter of the year. Performance was driven mainly by domestic market business, which reported a growth in sales. The Company’s gross sales for the period reached R$ 1.57 billion, an increase of 13.2% in relation to the 2Q06.

The domestic market posted sales revenue for the quarter of R$ 949.2 million, a growth of 32.3% compared with the same period in 2005 and 18.5% in relation to the second quarter 2006. For the nine-month period from January to September 2006, Perdigão recorded a year-on-year increase in sales revenues of 14.3%.

The export market saw a gradual recovery in demand for poultry meat — average US dollar prices rising by 7% - following weak trading conditions in the entire first semester due to the avian influenza outbreaks. Export revenues amounted to R$ 626.8 million, equivalent to an approximate increase of 6% compared with the second quarter.

Net sales were R$ 1.34 billion, 11.5% higher, while EBITDA grew 400.7% in relation to the 2Q06, reaching R$ 88 million, corresponding to a margin of 6.6% against 1.5% in 2Q06. The Company’s net income recovered strongly to R$ 21.4 million after posting a loss in the preceding quarter.

CAPITAL EXPENDITURES

Perdigão proceeded apace with its capital expenditures program, investing a total of R$ 162 million in the period, R$ 44.6 million being allocated to the new agroindustrial complex in Mineiros (GO) and forecasted to begin operations in the first semester of 2007. For the first nine months of 2006, the Company invested R$ 507.8 million, 193.7% more than in the same period in 2005. In addition to the investment in Mineiros, Perdigão also allocated resources to increasing production and slaughtering capacity and expansion of lines at other industrial units.

Despite investments in innovation and automation of its lines, the Company created a further 3,600 new jobs, ending the quarter with 37,720 employees. New jobs were largely concentrated in the production and commercial areas to meet  demand from both domestic and international markets.

During 2006, Perdigão has been consolidating the foundations for its sustainable growth. With a New Market (Novo Mercado) listing and the implementation of mechanisms to ensure greater investor protection, the Company concluded a primary share issue. This issue raised R$ 800 million, the resources of which are to be used in the expansion of the businesses.

This is the first quarter in which the Company is integrally consolidating the Batávia business in its results. The company was acquired in May, enabling Perdigão to diversify its product portfolio. The quarter’s sales of dairy-processed products totaled R$ 187.7 million, representing 19.8% of the Company’s entire sales volume to the domestic market.

THE QUARTER’S NUMBERS

	R$ million
	3Q06	3Q05	% Change
Gross Sales	1,576.0	1,459.9	8.0
Domestic Market	949.2	717.3	32.3
Exports	626.8	742.6	(15.6)
Net Sales	1,340.1	1.286.8	4.1
Gross Profits	350.5	365.2	(4.0)
EBIT	47.5	137.6	(65.5)
Net Income	21.4	96.6	(77.8)
EBITDA	88.1	157.9	(44.2)
Capex	162.0	58.6	176.6
Earnings per Share R$*	0.16	0.72	(77.8)

*  Consolidated Earnings per Share (in R$), excluding treasury shares

DOMESTIC MARKET

The good operating performance in the domestic market was driven by elaborated and processed meats, particularly frozen and specialty meats, which grew 8.8% by volume and 6.2% in sales revenue compared with the third quarter 2005. This improvement largely reflects the recovery in disposable incomes in Brazil. The other processed products — which include pastas, pizzas, frozen vegetables, cheese bread, the vegetarian soy-based line and margarines, among others — reported an increase of 41.3% in volume and 29.5% in sales revenue, the margarine line recording a particularly good performance.

For the last bimonthly period in 2006, Perdigão registered a market share of 40.2% in ready-to-eat dishes/pastas and 38.5% for frozen pizzas. The market share for frozen and specialty meats was 36% and 24.8%, respectively while dairy-processed products accounted for a 14.6% share of the total market.

EXPORT MARKET

The gradual recovery in chicken meat consumption, especially in Europe and the Middle East, together with some adjusts in international inventory, contributed to the improvement in exports. These had been significantly affected in the first semester by animal health problems, which also in part, adversely impacted pork meat exports to Russia.

Accumulated export revenues were R$ 1.7 billion, 19.8% lower than on the results for the first nine months of 2005. Average prices for the year in US dollars fell 7.8%, with a decline of 16.7% in Reais, due to the average appreciation of the Real against the US dollar of 11.7%. Average costs were down 8.2%, partially offsetting lower export revenues in Reais and the drop in international prices.

São Paulo, November 13th, 2006.

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.